Name of Reporting Persons	Address of the Principal Office
Redmont Trading Corp.	80 Broad Street, Monrovia, Liberia
First Tsakos Investments Inc.	80 Broad Street, Monrovia, Liberia
Tsakos Holdings Foundation	Heiligkreuz 6, Vaduz, Liechtenstein

Redmont Trading Corp.

Name	Position	Principal Occupation	Business Address	Citizenship
Tsakos Holdings Foundation	Sole Shareholder		Heiligkreuz 6, Vaduz, Liechtenstein	
Ioannis Saroglou	President	Financial Consultant	80 Broad Street, Monrovia, Liberia	Greece
Konstantinos Zafeiras	Secretary/Treasurer	Legal Consultant	80 Broad Street, Monrovia, Liberia	Greece

First Tsakos Investments Inc.

Name	Position	Principal Occupation	Business Address	Citizenship
Tsakos Holdings Foundation	Sole Shareholder		Heiligkreuz 6, Vaduz, Liechtenstein	
Pantelis Nicolas Efthymiadis	President	Retired Shipping Industry Consultant	80 Broad Street, Monrovia, Liberia	Greece
Elisabeth Saroglou	Secretary	Retired	80 Broad Street, Monrovia, Liberia	Greece

Tsakos Holdings Foundation

Name	Position	Principal Occupation	Address	Citizenship
Panayotis Nicolas Tsakos	Foundation Council Member	Self-Employed in the Shipping Industry	Heiligkreuz 6, Vaduz, Liechtenstein	Greece
Nikolas P. Tsakos	Foundation Council Member	President & CEO of Tsakos Energy Navigation Ltd.	Heiligkreuz 6, Vaduz, Liechtenstein	Greece
Michael Oberhuber	Foundation Council Member	Attorney	Heiligkreuz 6, Vaduz, Liechtenstein	Liechtenstein
Michaël Evangelista	Foundation Council Member	Business Consultant	Heiligkreuz 6, Vaduz, Liechtenstein	Switzerland
Eleftherios Montanios	Foundation Council Member	Attorney	Heiligkreuz 6, Vaduz, Liechtenstein	Cyprus

EXHIBIT INDEX

The following is filed as an Exhibit to this Amendment No. 15:

Exhibit 1: Joint Filing Agreement, dated May 16, 2025 among, Redmont Trading Corp., First Tsakos Investments Inc. and Tsakos Holdings Foundation.